Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) 04/30/18	OFFICIAL USE ONLY

SEC Mail Processing
MAY 01 2018
Washington, DC

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

18002645

RECEIVED
2018 MAY -1 PM 2:45
SEC / TM

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe C2 Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/30/18 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 30th day of April (Month), 2018 (Year) by Bianna A Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

April 30, 2018

SEC Mail Processing
MAY 01 2018
Washington, DC

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe C2 Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

RECEIVED
2018 MAY -1 PM 2:45
SEC / TM

400 South LaSalle Street › Chicago, IL 60605 › cboe.com

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Clearing Participant Letter of Guarantee
- Trading Permit Holder Letter of Guarantee
- Service Bureau Port Fee Agreement

Cboe C2 Exchange, Inc.
Clearing Participant Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Participant

____
Clearing Participant Name

The Clearing Participant noted above represents that it is a member of The Options Clearing Corporation ("OCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The Clearing Participant further represents it is a registered Clearing Participant of the Cboe C2 Exchange, Inc. ("C2 Options" or "Exchange") requesting to have its OCC number(s) added to the Exchange's system to facilitate clearance and settlement of transactions made by the Clearing Participant and other Trading Privilege Holders of the Exchange.

In accordance with Rule 3.10 of the rules of C2 Options, the Clearing Participant accepts financial responsibility for all C2 Options transactions made by the Clearing Participant. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Clearing Participant of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing Number(s)

____
Signature of Authorized Officer, Partner or Managing Member of Clearing Participant

____
Printed Name/Title

____
Date

Cboe C2 Exchange, Inc.
Trading Permit Holder Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Participant of Trading Permit Holder

____

Trading Permit Holder Name

The Trading Permit Holder ("TPH") noted above has represented to the undersigned Clearing Participant, a Member of the Options Clearing Corporation, that it is registered as a TPH on the Cboe C2 Exchange, Inc. ("C2 Options"). In accordance with Rule 3.10 of the rules of C2 Options, the undersigned Clearing Participant accepts financial responsibility for all C2 Options transactions made by the above referenced TPH when executing such transactions through the undersigned Clearing Participant. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Participant of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____

Clearing Participant Name

____

OCC Clearing Number(s)

____

Signature of Authorized Officer, Partner or Managing Member of Clearing Participant

____

Printed Name/Title

____

Date

Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and among each of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe Futures Exchange, LLC (collectively, the "Exchange"), all with principal offices at 400 S. LaSalle Street, Chicago, Illinois 60605, and the Authorized Service Bureau or Independent Software Vendor referenced below ("Service Bureau").

1. **Rights of Service Bureau.** The Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members, Trading Permit Holders or Trading Privilege Holders (as applicable) of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into a U.S. Market Data Agreement with Cboe Data Services, LLC (as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members, Trading Permit Holders, or Trading Privilege Holders (as applicable) of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Subject to applicable regulatory requirements, Exchange reserves the right to change its fee schedule, including Port Fees applicable to Services Bureau. Exchange will use commercially reasonable efforts to provide at least 30 days advance notice to Service Bureau of any such change to Port Fees, except to the extent there is a situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or an order of a court, an arbitrator or a regulatory agency precludes such advances notice.

5. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

6. **Several Obligations.** All obligations of each Exchange are several and not joint, and in no event shall an Exchange have any liability or obligation with respect to the acts or omissions of any other Exchange to this Agreement.

7. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter; however, execution of this Agreement does not in any way affect the enforceability of any previously executed Service Bureau Agreement entered into by and among any Exchange, Service Bureau and Member, Trading Permit Holder or Trading Privilege Holder of such Exchange. This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not

unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:__________________________

Signature:__________________________

Printed Name:__________________________

Title:__________________________

Cboe BZX Exchange, Inc.; Cboe BYX Exchange, Inc.;
Cboe EDGA Exchange, Inc.; Cboe EDGX Exchange, Inc.;
Cboe Exchange, Inc.; Cboe C2 Exchange, Inc.;
Cboe Futures Exchange, LLC

Signature:__________________________

Printed Name:__________________________

Title:__________________________

Date:__________________________